SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of December, 2012

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Bradesco

Material Fact

Minutes of the Special Meeting # 1,995, of Banco Bradesco S.A.´s Board of Directors, held on 12.21.2012

Corporate Taxpayer’s ID #  60.746.948/0001-12

Companies Registration # 35.300.027.795.

The members of the Company’s Board of Directors were called together on the 21st day of the month of December, 2012, at 8:30 a.m., at the corporate head office, Cidade de Deus, 4o andar,  Prédio Vermelho, Vila Yara, Osasco, SP, under the chairmanship of Mr. Lázaro de Mello Brandão. During the meeting, the Board Members approved the Board of Executive Officers’ proposal, registered in the SpecialMeeting # 1,851, of 12.10.2012, of that Body, transcribed as follow:

“Proposal from the Board of Executive Officers to be submitted to the Banco Bradesco´s Board of Directors approval, in a meeting to be held on 12.21.2012.

Messrs. Directors,

We are here to propose the payment of Complementary Interest on Shareholders’ Equity to the Company’s shareholders, in the amount of R$2,054,400,000.00, consisting of R$0.512557736 per common shareandR$0.563813510per preferred share.

The shareholders registered in the Company’s Books on 12.21.2012 (declaration date)shall be benefited. The Company’s shares will be traded “ex-right” on Complementary Interest from 12.26.2012 on.

Upon the approval of this proposal, the payment will be made on 3.7.2013, in the net amount of R$0.435674076 per common shareand R$0.479241484 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount.

The Complementary Interest to be approved represent, approximately, 27.2 times the amount of the Interest paid monthly. The mentioned Interest related to the shares held in custody of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which shall transfer them to the shareholders through the depository agents.

Below, the demonstrative table of the values paid and to be paid related to 2012:

In R$

Monthly Dividends paid from February to July/2012	367,207,430.76
Intermediary Interest on Shareholders’ Equity of the 1st half paid	754,349,149.12
Monthly Interest on Shareholders’ Equity paid from August to December/2012	377,134,713.96
Subtotal – paid values	1,498,691,293.84
Interest on Shareholders’ Equity related to the month of December/2012 (to be paid on 1.2.2013)	75,423,609.26
Complementary Interest on Shareholders’ Equity to be paid on 3.7.2013	2,054,400,000.00
Total	3,628,514,903.10

Per share in R$

Type	Monthly Dividends (*)	Monthly Interest on Shareholders’ Equity	Intermediary Interest of the 1st half	Complementary Interest	Total
Common share	0.091609404	0.112907952	0.188184678	0.512557736	0.905259770
Preferred share	0.100770345	0.124198746	0.207003146	0.563813510	0.995785747

(*)    On 3.7.2012, the increase of 10% of the Monthly Dividends amount paid per share from the month of May 2012 on was approved, and, on 6.20.2012, the Payment of Monthly Interest on Shareholders’ Equity to the Company’s shareholders was approved, in replacement of Monthly Dividends paid per share from the month of August 2012 on.

The Interest distributed will be computed, net of Withholding Income Tax, in the calculation of mandatory Dividends of the fiscal year, as provided in the Company’s Bylaws.

The Company may distribute new Interest and/or Dividends to shareholders based on the result to be determined at the end of the fiscal year of 2012.”

Following which, the Chairman stated that:

1) the Board of Executive Officers was authorized to take all the necessary steps so that the respective Interest were credited in an individualized manner, from this date on, to the share account of the Company’s shareholders;

2) for the shareholders with frozen accounts, the Interest amount shall be maintained available in the Company, the same occurring in respect to those for which the number of CPF (Individual Taxpayer Identification Number) or CNPJ (Corporate Taxpayer Identification Number) are not indicated in the records, until such time as they satisfy the legal requirement.

There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Denise Aguiar Alvarez and Carlos Alberto Rodrigues Guilherme.

•          Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br;or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   December 26, 2012

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

  Investor Relations Officer